EXHIBIT 99.3

G Asset Management, LLC5 546 Fifth Avenue – 14th Floor New York, NY 10036 (646) 840-5417 Confidential November 16, 2011

November 16, 2011

Board of Directors

Barnes & Noble, Inc.

P.O. Box 111

Lyndhurst, NJ 07071

Mr. Leonard Riggio	Mr. Stephen Riggio	Mr. George Campbell Jr.
Mr. Mark D. Carleton	Mr. William Dillard, II	Mr. David G. Golden
Ms. Patricia L. Higgins	Mr. Gregory B. Maffei	Ms. Irene R. Miller
Ms. Margaret T. Monaco	Mr. David A. Wilson

Dear Sirs & Madams:

We are shareholders of Barnes & Noble, Inc. (“BKS” or “the Company”) and are writing to express our belief that the Company has material value that is not recognized by the share price.

As we respectfully acknowledge the expertise of the Board of Directors and management, we desire to pursue this effort in collaboration. After conducting extensive research of the Company, we believe that formally splitting the Company into three separate businesses would be beneficial to the share price, in both the near and long-term, because it will help investors allocate capital to the particular BKS segment that meets their needs. While we do not believe this idea is novel, we do think it is important to take action now with a spin-off of the e-reading business designed to take advantage of current high valuations of technology firms that support substantial value creation from an e-reading “pure-play”.

On April 5, 2011 we wrote to Mr. Riggio expressing our belief that the current configuration of the Company presents a valuation blind spot for most investors. Equity investors are often structured to cover industries vertically, meaning, with respect to BKS, different groups of investors would like, if possible, to buy into the different opportunities the three segments represent. For example, technology and/or growth investors could choose from a “pure-play e-reader/technology story,” a secular growth story in the college bookstore division, or a capital cycle opportunity in the retail books business that may benefit from a decline in competition in the brick and mortar business. In addition, the fact that Messrs. Riggio, Malone and Dillard have all previously announced or completed successful spin-offs in their respective careers gives us further confidence that the right leadership is in place to effectively execute this strategy.

We were pleased with Liberty Media’s May 2011 offer for the Company, which we believe recognized the value inherent in the businesses. However, following the preferred shares transaction the common shares are now 27% below* their June high of $21.06, despite sales in the e-reading business projected to more than double to $1.8 billion over the next 12 months.

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*Source: Yahoo Finance as of 11/14/2011 and G Asset Management.	Confidential

G Asset Management, LLC5 546 Fifth Avenue – 14th Floor New York, NY 10036 (646) 840-5417 Confidential November 16, 2011

While valuations in the world of bricks and mortar books stores could not be worse, tech valuations are robust, reaching levels reminiscent of the late ’90s. For example, consider a few recent tech IPOs: Zillow currently trades at an 8.3x forward price/sales multiple, LinkedIn at 8.7x, and Pandora at 4.7x, based upon consensus estimates of forward sales.* Zillow and Pandora are not yet profitable, while LinkedIn is approaching break-even. More established technology companies like Amazon and Microsoft, trade at 1.5x and 2.8x forward price/sales multiples, respectively.* Applying the average forward price/sales multiples of these two firms (2.1x) to the projected sales of the e-reader business, that would imply a valuation of $3.8 billion or more than four times the current market capitalization of BKS, while assigning no value to the other two businesses. Moreover, this valuation does not account for the tremendous growth of the e-reader suggests that higher multiples may be warranted. The three current tech market darlings, LinkedIn, and Pandora, have all had over 100% annual revenue growth, which is comparable projected growth of the e-reader business. If we take the average forward price/sales from Zillow, LinkedIn, and Pandora of 7.3x, that would imply a valuation of approximately billion (i.e., $218 per share, or over 1,300% upside from the current stock price*) for business alone. We are not saying that this extreme valuation will be achieved, but this least suggests that it is an appropriate time to take action to announce a spin-off.

Rakuten’s recent purchase of Kobo from Indigo Books and Music, the largest brick and mortar retailer in Canada, for $315 million highlights the demand for this high growth segment. Kobo is a pure-play on the e-reading business, but investors cannot invest in Kobo directly; instead they must purchase shares of Rakuten. As a diversified Japanese e-commerce company, Rakuten is hardly an e-reader pure play and the $315 million investment in Kobo represents only 2% of Rakuten’s $15.7 billion market capitalization. It is our belief that the first and only e-reader pure-play would have substantial value to investors, who currently have few other avenues to invest in this theme.

We believe separating the Nook and e-reading business from the other businesses is feasible. An equity carve-out, where the parent still has majority control of the business, can be used since management may benefit from staying interrelated. In this situation, the actual sales of the devices can be booked at the superstore level, and the e-reading business and online business can be part of the e-reader pure-play carved-out business.

We are hopeful and believe that we may be “preaching to the choir” on this topic as Mr. Riggio has a track record of effectively maximizing shareholder value at appropriate times. The 2004 spin-off of GameStop is one example of this, with BKS shareholders benefitting as an independent GameStop outperformed the S&P by 108% over the two-year period from 11/12/04 to 11/12/06. BKS previously took advantage of high technology valuation in March of 1999, when it conducted an IPO for Bn.com (BNBN) and raised ~$518 million, another example of Mr. Riggio creating shareholder value by understanding the capital markets. Similarly, if BKS pursued the spin-off strategy for the Nook/e-reader business, we believe it would effectively realize the value for current shareholders based on the broader market’s desire for a tech company with real growth potential. Separately, Mr. Malone has effectively used spin-offs and rights offerings to maximize value for shareholders and Mr. Maffei is well versed in these strategies. Mr. Dillard’s company also proposed to spin-off the real estate holdings at Dillard’s into a separate REIT earlier this year, a move we believe shows a commitment to unlocking value and highlights further board experience in this area.

In a May 2003 interview Mr. Maffei highlighted the reasons why spin-offs make sense. When discussing Liberty Global and Discovery, Mr. Maffei explained:

“… [The spinoffs] put crisper focus on the assets and let investors choose which of those assets they want to hold. Now you've got the same thing happening with Liberty Interactive. We have a set of focused video commerce and e-commerce businesses that are attractive and probably not being fully valued inside Liberty.”

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*Source: Yahoo Finance as of 11/14/2011 and G Asset Management.	Confidential

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G Asset Management, LLC5 546 Fifth Avenue – 14th Floor New York, NY 10036 (646) 840-5417 Confidential November 16, 2011

We recognize that other investors have approached the Company in the past and we aim to be constructive in a process that is in our mutual interest. We are aware that your focus is likely on the holiday selling season as well as the search for a new CFO. That being said, we believe that a spin-off or equity carve-out announcement could actually help attract the best, and most appropriate, talent to the respective potential standalone ventures.

Regards,

/s/ Michael Glickstein

Michael Glickstein

President

G Asset Management, LLC (

646) 840-5417 (Office)

michael.glickstein@gassetmgmt.com

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G Asset Management, LLC5 546 Fifth Avenue – 14th Floor New York, NY 10036 (646) 840-5417 Confidential November 16, 2011

CC: Leonard Riggio		Patricia L. Higgins
Barnes & Noble, Inc.		Switch and Data Facilities Inc.
122 Fifth Avenue		250 Williams Street
New York, NY 10011		Atlanta, Georgia 30303
Phone: 212-414-6000		Phone: 404-302-9700

Stephen Riggio		Gregory B. Maffei
Barnes & Noble, Inc.		Liberty Media Corporation
122 Fifth Avenue		12300 Liberty Boulevard
New York, NY 10011		Englewood, Colorado 80112
Phone: 212-414-6000		Phone: 720-875-5400

George Campbell Jr.		Irene R. Miller
The Cooper Union for the Advancement		Akim, Inc.
of Science and Art		516 West 34th Street
30 Cooper Sq Fl 7		New York, New York 10001
New York, New York 10003-7120		Phone: 212-594-1850
Phone: 212-254-6300
Margaret T. Monaco
Mark D. Carleton		Probus Advisors
Liberty Media Corporation		83 Devon Road
12300 Liberty Boulevard		Essex Fells, New Jersey 07021
Englewood, Colorado 80112
Phone: 720-875-5400		David A. Wilson
Graduate Management Admission
William Dillard, II		Council
Dillardfs,	Inc.	11921 Freedom Drive, Suite 300
1600 Cantrell Road		Reston, VA 20190
Little Rock, Arkansas 72201		Phone: 703-668-9600
Phone: 501-376-5200

David G. Golden
Revolution LLC
1717 Rhode Island Avenue North West
Washington, District Of Columbia
20036-3023
Phone: 202-776-1400

Confidential

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